SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

14 August 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

14 August 2015

LLOYDS BANKING GROUP PLC
NOTIFICATION UNDER LISTING RULE 9.6.14R

In accordance with Listing Rule 9.6.14R, Lloyds Banking Group plc (the "Company") announces that Anita Frew, Deputy Chairman and a Non-Executive Director of the Company, has been appointed as a Non-Executive Director of BHP Billiton Plc (listed on the London Stock Exchange) and BHP Billiton Limited (listed on the Australian Securities Exchange) with effect from 15 September 2015.

For further information:

Investor Relations
Douglas Radcliffe                                                                   +44 (0) 20 7356 1571
Investor Relations Director
douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Andrew Swailes                                                                      +44 (0) 20 7356 1714
Senior Media Relations Manager, Corporate
Email: andrew.swailes@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 14 August 2015